EXHIBIT (a)(1)(A)

                            TARGET INCOME FUND, INC.
                           26691 Plaza Drive, Ste. 222
                         Mission Viejo, California 92691


                                 March 12, 1997



Dear Shareholder,

         Re:  Notification of Tender Offer

         Target Income Fund, Inc. (the "Fund") has determined that it is in the best interest of the Fund and its shareholders to terminate its operations and cease operating as a closed-end investment company. The Board of Directors has authorized a tender offer for all of the outstanding shares of the Fund, plus accrued dividends and all sales charges paid in acquiring the shares. Following the Tender Offer, the Fund will terminate all operations and will be dissolved and liquidated.

         A Notification of the Tender Offer is attached. To tender any or all of your shares, please complete the attached Letter of Transmittal and promptly return to the address indicated.

         Following the Tender Offer and until the Fund is liquidated, the Fund's assets will be invested in cash equivalents and government securities and its net income is expected to decrease substantially.

                            TARGET INCOME FUND, INC.
              26691 Plaza Drive, Suite 222, Mission Viejo, CA 92691

NOTIFICATION OF TENDER OFFER TO PURCHASE FOR CASH ALL OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE,
                  PLUS ACCRUED DIVIDENDS AND ALL SALES CHARGES


THE EXPIRATION DATE OF THIS OFFER IS 4:00 P.M. NEW YORK TIME ON APRIL 1, 1997, UNLESS EXTENDED.

To the Holders of Shares of
TARGET INCOME FUND, INC.:

         As of March 12, 1997 (the "Commencement Date"), Target Income Fund, Inc. (the "Fund") is offering to purchase all (the "Tender Offer Amount") of its issued and outstanding shares of common stock, par value $.01 per share, (the "Shares"), for cash at a price equal to the net asset value ("NAV") of the shares as of the close of the regular trading session of the New York Stock Exchange on April 1, 1997 (the "Expiration Date"), plus accrued dividends and all sales charges paid, upon the terms and conditions set forth in this Offer and the related Letter of Transmittal which together constitute the "Tender Offer." The Fund's NAV was $10.00 per share and 1,112,891.001 shares were issued and outstanding on March 12, 1997. There is no current market for the shares other than through the Tender Offer. The Fund computes its NAV on a daily basis on each day the New York Stock Exchange (the "Exchange") is open for trading, as of the close of trading on the Exchange (normally 4:00 p.m., New York time) and will continue to do so through the Expiration Date. The Fund's current NAV as of any day may be obtained by contacting the Fund at (800) 331-3186.

         If the Shares to be tendered are registered in the Shareholder's name and the necessary documents will be completed and transmitted to the Fund by the Shareholder, the procedure for tendering Shares for purchase pursuant to the Offer is set forth in the accompanying Letter of Transmittal, the provisions of which are incorporated by reference. A Letter of Transmittal is not required if a broker, dealer or other selling group member will be used to effect the transaction for the Shareholder.

         Tendering Shareholders can expect to receive payment for the Shares tendered on or before April 9, 1997 (the "Tender Payment Date"). The Shares may fluctuate in NAV between the Commencement Date and the Expiration Date. The Fund will not impose any fees or charges on the repurchase of Shares hereunder and such shares will not be subject to an Early Withdrawal Charge (as defined in the Fund's Prospectus). Shareholders who desire to retain their Shares need not take any actions, but should be aware of the Fund's intention to dissolve and liquidate the Fund as described in Section 2 of the enclosed Offer to Purchase.

         NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH SHAREHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND, IF HE DECIDES TO DO SO, HOW MANY SHARES TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN. IF GIVEN OR MADE SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

         Questions, requests for assistance and requests for additional copies of this Offer, and of the transmittal letter should be directed to the Fund's Administrator at 2025 E. Financial Way, Ste. 101, Glendora, CA 91741 or by telephoning (818) 852-1033. No persons have been employed or retained or are to be compensated by the Fund in connection with the Offer.


March 12, 1997

                            TARGET INCOME FUND, INC.


                            TENDER OFFER TO PURCHASE


1. Price; Number of Shares. The Fund will, upon the terms and conditions of the Offer, purchase up to all of its 1,112,891.001 issued and outstanding Shares, which are tendered and not withdrawn prior to the Expiration Date. The purchase price of the Shares will be their NAV as of the close of the New York Stock Exchange on the Expiration Date. The Fund reserves the right to suspend or postpone the Offer only pursuant to the terms and conditions specified in
Section 8 hereof.

         The Offer is being made to all Shareholders of the Fund and is not conditioned upon any minimum number of Shares being tendered.

         The Fund will, upon the terms and subject to the conditions of the Offer, purchase at NAV all Shares tendered prior to the Expiration Date and not withdrawn, plus accrued dividends and all sales charges paid by the Shareholder in acquiring shares.

         The Shares are not currently traded on any established trading market. The Fund has maintained a stable NAV of $10.00 per share during the past two years and at all times since inception. The current NAV of the Fund's Shares may be obtained by calling the Fund at the telephone number provided above.

2. Withdrawal Rights. Tenders accepted pursuant to the Offer will be irrevocable. However, Shareholders may modify the number of shares being tendered or withdraw Shares tendered at any time up to the Expiration Date by providing written notice of withdrawal to the Fund at the address set forth in the Notice above, identifying the Shareholder and specifying the number of Shares to be withdrawn.

3. Purpose of the Offer. The Fund is making the Offer in connection with the Fund's determination that it is in the best interests of the Fund and its Shareholders to terminate operations as a closed-end investment company and dissolve and liquidate the Fund. The Fund has stopped accepting subscriptions for the sale of new shares and is not investing in new portfolio securities. The Board of Directors has authorized the Offer as the most timely and expedient way to provide Shareholders with a full return, in cash, of the NAV of their investment in the Fund, plus accrued dividends and sales charges. Following the consummation of the Offer, the Fund will be dissolved and liquidated and all operations will be terminated. The Shares acquired pursuant to the Offer will be retired.

         The Fund has determined that it is no longer economically or operationally feasible to continue its operations in a manner consistent with its investment policies and practices and in the best interests of its Shareholders. The Fund has been notified by Concord Growth Corporation ("CGC"), the Fund's master servicer and principal source of loan originations for the Fund's investment portfolio, that CGC is being acquired by another entity, is resigning as master servicer to the Fund and will no longer be a source of loan originations for the Fund. The Fund has been unable to find other qualified loan origination sources to provide a flow of investment assets to the Fund consistent with its investment policies and practices, or a replacement master servicer with a sufficient track record and level of expertise. The continuation of the Fund at its current asset size with no assurance of a continued supply of new investment assets is not economically feasible for the shareholders or the Advisor. A sale or merger of the Fund to a comparable investment company is not feasible because of the small size of the Fund and the potential risk of investment losses to its shareholders. Accordingly, the Fund's Board of Directors has determined that a tender offer for the Shares, followed by a voluntary dissolution and liquidation is the only viable alternative consistent with the best interests of the Shareholders.

         Following the dissolution and liquidation, the Fund is expected to make application for an order declaring that the Fund has ceased to be an investment company registered under the Investment Company Act of 1940, as amended.

4. Source and Amount of Funds. Funds to consummate the Offer and to repay borrowings will be derived from any cash on hand and from the proceeds of repayments on and liquidation of portfolio securities held by the Fund. To facilitate the Offer and the orderly dissolution and liquidation of the Fund, CGC and Bay View Federal Bank have agreed to purchase all of the outstanding investment assets of the Fund for cash at the full principal amount, plus accrued interest. These transactions are expected to be completed on or about March 14, 1997, which will leave the Fund in essentially an all-cash position with sufficient funds to pay for the tendered Shares in full and then to discharge and satisfy all of its outstanding indebtedness and complete the dissolution and liquidation. Because the Fund is expected to be in essentially an all-cash position following the Offer, the Fund's net income is expected to decrease during such period and during the subsequent period of liquidation.

5. Tax Consequences. The following discussion is a general summary of the Federal Income Tax consequences of a tender of Shares pursuant to the Offer. You should consult your own tax advisor regarding the specific tax consequences, including state and local tax consequences, of such a tender to you.

         A tender of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes. In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Internal Revenue Code of 1986 as amended (the "Code"), if the tender (i) completely terminates the Shareholder's interest in the Fund, (ii) is treated as a distribution that is "not essentially equivalent to a dividend;" or (iii) is substantially disproportionate as to the Shareholder. A complete termination of the Shareholder's interest generally requires that the Shareholder dispose of all Shares directly owned or attributed to him under Section 318 of the Code. A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the Shareholders interest, which should be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his proportionate interest.

         The Fund intends to take the position that tendering Shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than one year.

         If the transaction is not treated as a sale or exchange, the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Shareholder's tax basis in the Shares. In addition, if any amounts received are treated as a dividend to tendering Shareholders, a constructive dividend under Section 305 of the Code may be received by non-tendering Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

         The Fund or its agent could be required to withhold 31% of gross proceeds paid to a Shareholder or other payee pursuant to the Offer if (a) it has not been provided with the Shareholder's taxpayer identification number
(which, for an individual, is usually the social security number) and certification under penalties of perjury (i) that such number is correct and
(ii) that the Shareholder is not subject to withholding as a result of failure to report all interest and dividend income or (b) the Internal Revenue Service
(IRS) or a broker notifies the Fund that the number provided is incorrect or withholding is applicable for other reasons. Backup withholding does not apply to certain payments that are exempt from information reporting or are made to exempt payees, such as corporations. Foreign Shareholders are required to provide the Fund with a completed IRS Form W-8 to avoid 31% withholding on payments received on a sale or exchange. Foreign Shareholders may be subject to withholding of 30% (or a lower treaty rate) on any portion of payments received that is deemed to constitute a dividend. Generally, amounts incurred as gain from a sale or exchange are not subject to withholding.

6. Suspensions, Postponements and Extensions of the Offer. The Fund does not intend to suspend, postpone or extend the Offer except by vote of a majority of the Board of Directors (including a majority of disinterested Directors) and only for such periods as may be needed to liquidate investment assets to provide cash for the Offer, or as the Securities and Exchange Commission may by order permit for the protection of Shareholders of the Fund.

         If the Offer is suspended, postponed or extended, the Fund will provide notice thereof to Shareholders. If the Fund renews the Offer, a new Notification will be sent to all Shareholders. If the Fund extends the Offer, the NAV for the Shares tendered will be determine as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date, as amended.

7. Contracts and Relationships with Affiliates. The Fund currently is a party to an Investment Advisory Agreement with Target Capital Advisors, Inc., its investment advisor (the "Advisor") and an Administration Agreement with Investment Company Administration Corporation, its Administrator (the "Administrator"). Under these Agreements, the Fund pays the Advisor a monthly fee at an annual rate of 0.75% of the Fund's average daily net assets and the Administrator an annual fee of $24,000 for performing the Fund accounting and 0.25% of the Fund's average daily net assets, or $30,000, whichever is greater, for performing administrative services. Certain officers of the Advisor also are officers or directors of the Administrator.

         No director, officer or affiliate or any group of which a director, officer or affiliate of the Fund was a member, has effected a transaction in the Fund's common stock during the past 40 days. Effective January 31, 1997, the Fund completed a regular quarterly repurchase offer for 43,173 shares of common stock at NAV of $10.00 per share, pursuant to its quarterly repurchase program under Rule 23c-3 under the Investment Company Act of 1940, as amended.

8.       Selected Financial Information.


                    SUMMARY OF SELECTED FINANCIAL INFORMATION
                        (IN 000'S EXCEPT PER SHARE DATA)

                                                    Year Ended      Year Ended
                                                    October 31,     October 31,
                                                        1996           1995
                                                    -----------     -----------
INCOME STATEMENT
----------------
Interest                                            $ 1,148,253     $ 1,089,235
Expenses                                                275,792         270,235
Net Investment Income                                   872,461         818,770

REALIZED AND UNREALIZED GAIN ON
-------------------------------
INVESTMENTS                                                   0               0
-----------

BALANCE SHEET (at end of period)
--------------------------------
Total Assets                                         13,469,674      11,163,862
Total Liabilities                                     1,839,259         370,676
Total Net Assets                                     11,630,415      10,793,186
Net Asset Value per share                                $10.00          $10.00
Shares of Common Stock Outstanding                    1,163,042       1,079,319

PER SHARE
---------
Net Investment Income                                     $0.79           $0.76
Dividends from Net Investment Income                      $0.79           $0.76

RATIOS
------
Operating Expenses to Average Net Assets                  2.50%           2.50%
Net Investment Income to Average Net Asset                7.90%           7.60%

TOTAL RETURN                                              8.20%           7.90%
------------
                                        4